Able View Global Inc.

Room 1802, Shanghai International Building

511 Weihai Road, Jing’an District

Shanghai, China

June 13, 2023

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc. Amendment No. 2 to Registration Statement on Form F-4 Filed May 31, 2023 File No. 333-270675

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 8, 2023 with respect to the Amendment No.2 to the Registration Statement on Form F-4 (the “F-4/A”) filed with the SEC on May 31, 2023 by Able View Global Inc. (the “Company”). Please note that all references of the page numbers in the responses refer to those of the Amendment No. 3 to the Registration Statement on Form F-4 (the “F-4/A No. 3”) filed with the SEC concurrently with the submission of this letter.

For your convenience, each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Amendment No. 2 to Registration Statement on Form F-4 Filed May 31, 2023

The NTA Requirement Amendment Proposal, page 155

1.	We note your revisions to include an amendment to the charter to remove the requirement to maintain US$5,000,001 in net tangible assets. Revise to clarify whether the parties have waived the related condition to the closing of the Business Combination that is also dependent upon having at least US$5,000,001 in net tangible assets as of the Closing. Also, revise your risk factor disclosure to discuss the risk that Pubco Ordinary Shares may not be approved for initial listing on NASDAQ, in light of your dependence upon this status to avoid a “penny stock” determination, and discuss the consequences of such outcome.

COMPANY RESPONSE: In response to the Staff’s comment, we revised the disclosure on pages 8, 25, 124, and 126 to clarify that the parties have waived the related condition to the closing of the Business Combination that is also dependent upon having at least US$5,000,001 in net tangible assets as of the Closing. In addition, we have added relevant risk factor disclosure on pages 28 and 104 in response to the Staff’s comment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc: Elizabeth F. Chen